

RECEIVED

2010 AUG 24 P 12:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE





10016223

SUPPL

August 19, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 048/2010**

  Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrant Grant V

  Date: August 19, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Executive Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

8/24

Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
August 19, 2010

SH 048/2010

August 19, 2010

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrant Grant V

To: The President
The Stock Exchange of Thailand

We would like to inform you that the Board of Directors meeting No. 7/2010, held on August 11, 2010, has passed a resolution to approve the interim dividend payment for the period 9 April – 10 August 2010 at 1.15 baht per share, in the amount of approximately 3,681 million baht.

Following this resolution, the Company announced that it would pay the interim dividend for the period 9 April – 10 August 2010 in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to the Company's directors and employees (ESOP Grant V) as stated in Clause 2.6 (v) of its ESOP prospectus. In order to protect the rights of the warrant holders, the following adjustment has been made to the ESOP grant:

ESOP Grant V	[illegible]	[illegible]
Exercise price (baht / share)	30.127	29.552
Exercise ratio (warrant : common share)	1 : 1.25071	1 : 1.27504
Number of shares to be allotted *	15,756,100	15,756,100
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP	**Total - shares****	

* Calculated from the remaining unexercised warrants.
**The Company is unnecessary to allot additional shares to the ESOP as it has already reserved sufficient shares for the directors and employees who are eligible.

The new exercise price and exercise ratio shall be effective from 20 August 2010 or the first day of XD sign posting.